Exhibit (d)(13)

July 15, 2014

SanDisk Corporation

951 SanDisk Drive

Milpitas, CA 95035-7933

Re:          German Antitrust Approval

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger, dated as of June 16, 2014 (the “Merger Agreement”), by and among SanDisk Corporation, a Delaware corporation (“Parent”), Flight Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and Fusion-io, Inc. (the “Company”, and together with Parent and Merger Sub, the “Parties”), pursuant to which, subject to the satisfaction of certain conditions, Merger Sub will merge with and into the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

Section 6.4 of the Merger Agreement requires, among other things, that within ten (10) Business Days of the execution of the Merger Agreement, Parent file pre-merger notification filings, forms and submissions with any Governmental Authority that is required by the Antitrust Laws of the Federal Republic of Germany.  However, following the conclusion of the Company’s fiscal year ended June 30, 2014 (“Fiscal Year 2014”), the Company reviewed its Fiscal Year 2014 revenues in the countries in which the Company conducts business and, based on the Company’s Fiscal Year 2014 revenues, Parent and the Company have determined that no consents, approvals or authorizations are required by law to be obtained under the Antitrust Laws of the Federal Republic of Germany with respect to the transactions contemplated by the Merger Agreement.

The Parties agree that since no such consents, approvals or authorizations are required by law to be obtained under the Antitrust Laws of the Federal Republic of Germany with respect to the transactions contemplated by the Merger Agreement, Parent’s obligation to file any pre-merger notification filings, forms and submissions with any Governmental Authority required by the Antitrust Laws of the Federal Republic of Germany pursuant to Section 6.4 of the Merger Agreement is hereby waived, and the Parties acknowledge and confirm that there is no breach of the Merger Agreement due to the failure of Parent to file any such pre-merger notification filings, forms and submissions, including with respect to any obligations of the Company to cooperate in and provide other information and assistance in the making of such filings.

This letter agreement may be executed by facsimile or .pdf and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this letter agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this letter agreement.

Subject to the waiver set forth in this letter agreement, the Merger Agreement is hereby confirmed and ratified and shall remain unchanged and in full force and effect.

Very truly yours,

FUSION-IO, INC.

By:	/s/ Shane V Robison
Name: Shane V Robison
Title: Chief Executive Officer

Acknowledged and agreed:

SANDISK CORPORATION

By:	/s/ Eric S. Whitaker
Name: Eric S. Whitaker
Title: Senior Vice President & Chief Legal Officer

FLIGHT MERGER SUB, INC.

By:	/s/ Garth Bossow
Name: Garth Bossow
Title: Secretary